UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Forgerock Inc.

(Name of Issuer)

Class A Common stock, $0.001 par value per share

(Title of Class of Securities)

34631B101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34631B101

1.	Names of Reporting Persons Foundation Capital VII, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,415,644 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,415,644 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,415,644 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1% of common stock (39.9% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Foundation Capital VII, L.P. (“FC7”), Foundation Capital VII Principals Fund, L.L.C. (“FC7P”), Foundation Capital Management Co. VII, L.L.C. (“FC7M” and, with FC7 and FC7P, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of 8,415,644 shares of Class B common stock held by FC7. FC7M is the general partner of FC7 and may be deemed to beneficially own the shares held by FC7.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 92,109,608 shares of common stock (12,650,000 shares of Class A common stock and 69,248,400 shares of Class B common stock) outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 12, 2021.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 12,650,000 shares of Class A common stock issued and outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) Class A common stock issuable upon conversion of 8,415,644 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 34631B101

1.	Names of Reporting Persons Foundation Capital VII Principals Fund, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 128,156 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 128,156 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,156 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.1% of common stock (1.0% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of 128,156 shares of Class B common stock held by FC7P. FC7M is the manager of FC7P and may be deemed to beneficially own the shares held by FC7P.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 92,109,608 shares of common stock (12,650,000 shares of Class A common stock and 69,248,400 shares of Class B common stock) outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 12,650,000 shares of Class A common stock issued and outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) Class A common stock issuable upon conversion of 128,156 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

CUSIP No. 34631B101

1.	Names of Reporting Persons Foundation Capital Management Co. VII, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 8,543,800 shares of Class A common stock (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 8,543,800 shares of Class A common stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,543,800 shares of Class A common stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.3% of common stock (40.3% of Class A common stock) (3)(4)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Includes shares of Class A common stock issuable upon conversion of (i) 8,415,644 shares of Class B common stock held by FC7 and (ii) 128,156 shares of Class B common stock held by FC7P. FC7M is the general partner of FC7 and the manager of FC7P and may be deemed to beneficially own the shares held by FC7 and FC7.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 92,109,608 shares of common stock (12,650,000 shares of Class A common stock and 69,248,400 shares of Class B common stock) outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 12,650,000 shares of Class A common stock issued and outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) Class A common stock issuable upon conversion of 8,543,800 shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 1.
	(a)	Name of Issuer ForgeRock, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 201 Mission Street Suite 2900 San Francisco CA 94105

Item 2.
	(a)	Name of Person Filing Foundation Capital VII, L.P. (“FC7”) Foundation Capital VII Principals Fund, L.L.C. (“FC7P”) Foundation Capital Management Co. VII, L.L.C. (“FC7M”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Foundation Capital 550 High Street, 3rd Floor Palo Alto, CA 94301
	(c)	Citizenship FC7 - Delaware FC7P - Delaware FC7M - Delaware
	(d)	Title of Class of Securities Class A Common Stock, $0.001 par value (“Class A common stock”)
	(e)	CUSIP Number 34631B101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable

Item 4.	Ownership
The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of December 31, 2021:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (3)(4)
FC7 (1)	8,415,644		8,415,644		8,415,644	8,415,644	9.1% of common stock (39.9% of Class A common stock)
FC7P (2)	128,156		128,156		128,156	128,156	0.1% of common stock (1.0% of Class A common stock)
FC7M (1) (2)			8,543,800		8,543,800	8,543,800	9.3% of common stock (40.3% of Class A common stock)

(1)	Includes shares of Class A common stock issuable upon conversion of 8,415,644 shares of Class B common stock held by FC7. FC7M is the general partner of FC7 and may be deemed to beneficially own the shares held by FC7.
(2)	Includes shares of Class A common stock issuable upon conversion of 128,156 shares of Class B common stock held by FC7P. FC7M is the manager of FC7P and may be deemed to beneficially own the shares held by FC7P.
(3)	Calculations of the percentage of common stock beneficially owned is based on a total of 92,109,608 shares of common stock (12,650,000 shares of Class A common stock and 69,248,400 shares of Class B common stock) outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021.
(4)	Calculations of the percentage of Class A common stock beneficially owned is based on (i) 12,650,000 shares of Class A common stock issued and outstanding as of October 31, 2021, as disclosed in the Quarterly Report on Form 10-Q filed with the SEC on November 12, 2021 and (ii) Class A common stock issuable upon conversion of shares of Class B common stock beneficially owned by the Reporting Person, which are treated as converted into Class A common stock only for the purpose of computing the Class A common stock beneficial ownership percentage of the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

Foundation Capital VII, L.P.

By:	Foundation Capital Management Co. VII, L.L.C.
its	General Partner

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member

Foundation Capital VII Principals Fund, L.L.C.

By:	Foundation Capital Management Co. VII, L.L.C.
its	Manager

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member

Foundation Capital Management Co. VII, L.L.C.

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Class A Common Stock of ForgeRock, Inc. is filed on behalf of each of us.

Dated: February 11, 2022

Foundation Capital VII, L.P.

By:	Foundation Capital Management Co. VII, L.L.C.
its	General Partner

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member

Foundation Capital VII Principals Fund, L.L.C.

By:	Foundation Capital Management Co. VII, L.L.C.
its	Manager

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member

Foundation Capital Management Co. VII, L.L.C.

By:	/s/ Warren M. Weiss
Name: Warren M. Weiss
Title: Managing Member